UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20459

                                    FORM N-8B-4

                 REGISTRATION OF FACE AMOUNT CERTIFICATE COMPANIES

           Persuant to Section 8(b) of the Investment Company Act of 1840
      ________________________________________________________________________

                          ANTONIO GIOVANUCCI ET CIE LTD

                   27 OLD GLOUCESTER STREET, LONDON WC1N 3AX
                                 UNITED KINGDOM

      ________________________________________________________________________

     All information provided in this registration statement is current as of the date of execution. This is due to additional information that may be of a beneficial nature that is in negotiationn ot yet being available for delivarability assessment and provision thereof.

     ITEM 1: Genral Information as to Organization.

     Antonio Giovanucci Et Cie LTD was formed on August 30 2016 as a Limited Liability Company, in the United Kingdom.

     ITEM 2: Miscellaneous Information.

     Antonio Giovanucci Et Cie exisits as a going concern at the pleasure of the United Kingdom Companies House.

     The fiscal yera end is the 31st of August of each year. Annual meeteings are held within 9 months of the fiscal year end at a date, time and place to be determined on each occasion.

     For security holders, reportig occurs at least annually. However, most securities venues and othe operatos of financial market infrastructure have facilities for real time reporting to security holders, of which, the company may avail itslef from time to time as prudent.

     ITEM 3: Conrtol

     Antonio Giovanucci Et Cie Ltd (AGC UK), organised under the laws of the United Kingdom, AGC UK is 100% owned and controled by Mr. George Reid. AGC UK is the parent company of Antonio Giovanucci Et Cie LLC (AGC USA). The hierarchy is as follows.

                    Mr. George Reid (Owner of AGC UK)


                       AGC UK (Owner of AGC USA)


               AGC USA (Wholy owned subsidiary of AGC UK)

     ITEM 4: Voting Trusts

     There are no voting trusts in the ownership structure of Antonio Giovanucci Et Cle Ltd.

                 BUSINESS AND POLICIES OF THE REGISTRANT
                 _______________________________________

     ITEM 5: Business

     Antomo Giovanucci Et Cie is a derivative trading firm, practicing active risk overlay and passive risk overlay accross any and all asset classes, using any instrument as appropriate for the generation of alpha. The firm specialises in OTC derivatives but may also engage in ETC derivatives.
     In the exercise of its derivative activites, any other security may be deployed as is permisible, and as market conditions, procedues and protocols may necessitate. The comapany continues to assemble a network of financial market infrastructure operators that are necceasy of mission critical functionality. Such networks of financial market infratructure operators will endure into the future.

     The company has also developed structured derivative assets as intellectual propery under the following laws:

     - The Uniform Trade Secrets Act 1979 (Ammended 1985)
     - The Defend Trade Secrets Act 2016
     - The Econ0omic Espionage Act 1996
     - The European Union Trade Secrets Directive 2016
     - Uninted Kingdom Commaon Law (as developed by the Court of Appleal in England and Wales embofied within the cases of "Saltman Engineering v Campbell Engineering"s well as in the case of "Coco v A.N. Clark (Engineers) Ltd".

     These structured derivative products are valud under IFRS 9 for Financial Instruments, IFRS 13 for Fair Value Measuremant, as well as IAS 38 for intangible assets.

     ITEM 6: Undwriting Securities Issued by Oher Persons.

     There are no restritions on underwriting capacities. Antonio Giovanucci Et Cie Ltd reserves the right and freedom to act as underwriter and to perform such services if it so desires. However, such action will typically be in persuance of, or connected to the main derivatives activity of the firm.

     ITEM 7: Concentration of Investments in Particular Industries

     There are no restrictions on investmengt concentrations. Antonio Giovanucci Et Cie Ltd reserves the right and freedom to concentrate investments or other activities in any class, nature or category as is situaltionally pertinent. Currently, thr firm intends to concentrate its activities mainly in derivatives and miney market securities.

     ITEM 8: Investments in Securities

     For the following types of securities:

     Income producing securities such as;

     - United States Giverment Bonds
     - Other Bonds
     - Preferred Bonds
     - Common Stocks

     Non-income producing securities such as;
     - Special situations
     - Promotional enterprises

     Investments in particular companies which may be;

     - Dependent upon management
     - Dependent upon location
     - Dependent upon product or service

     Securities in other investment companies

     Other security investments

     Such investments do not constituttes the core business of the firm. The firm, however, reserves the right to to make any such investment if such an investment is to the desire of the firm as situationally contextual. Therre are no restrictions on the investment activities of the firm as a going concern and as a securities market participant.

     No investments in securities belonging tomany of the aforementioned categories have been made by the firm within the last five years.

     ITEM 9: Purchase and Sale of Real Estate (Including Real Estate Mortgage Loans)

     There are no restrictions on the comapny's capacity to purchase and sell real estate. Antonio Giovanucci Et Cie Ltd reserves the right and freedom to participate in the pruchase and sale of real estate, in addition to real estate securities of a cannoncal and, or, of a derivative nature.
     At this present ponit there is no intention of the firm to give effect to any such sales or purchases.

     As of the close of the last financial year, The following categories of real estate investmemts represented zero percent of the firms holdings;

     - Motgage loans issued by the Federal Housing Administration
     - Other first motgage loans
     - Second mortgage loans
     - Loans guaranteed under the Servicemen's Readjustment Act of 1944 as amended, authorised a qualified investments by Rule N-28 B-1.
     - Other liens on real estate

     ITEM 10. Borrowing Money

     There are no restrictions on the right to borrow money. Antonio Giovanucci Et Cie Ltd reserves the right and freedom to borrow money insofar as is practicable and persuant to the company's activities. As at the submission of this registration statement, the company has no intentions to borrow money.

     During the last three year peiod hte firm has made no borrowings of many money.


     ITEM 11: Purchase and Sale of Commodity Contracts

     There are no restrictions on the firms capacity to purchase and sell commodities and commoditiy contracts. Antonio Giovanucci Et Cie Ltd reserves the right and freedom to participate in the purchase and sale of commodoties and commadity contracts as profitablity and or diversification endeavors direct. As at the submission of ths statement, the company has no intentions to purchase or sell any commodities or commodity contracts.

     During the last financial year, the company made no prchases of commodities or commodity contracts.

     ITEM 12: Loans to Other Persons

     There are no restrictions on the power of Antonio Giovanucci Et Cie Ltd regarding the making of laons to other persons. Antonio Giovanucci Et Cie Ltd reserves the right and freedom to make loans to other legal and or natural persons. The making of loans to other natural or legl persons is not the core business of Antonio Giovanucci Et Cie Ltd. If undertaken, such actions would have an ancillary connection to the afirementiond core business of the firm.

     No loans were made to any natural or legal persn within the last three years.

     ITEM 13: Portfolio Turnover

     There are no restrictions on the power of Antonio Giovanucci Et Cie Ltd regarding portfolio turnover. Antonio Giovanucci Et Cie Ltd reserves the right and freedom to administer a portfolio turnover of any size according to the firms capacity to process such volumetric turnover efficiently and according to best execution standards.

     For the last financial year, the firm made no purchases of portfolio securites (exclusive of government securities).

     ITEM 14: Other Fundamental Policies

     It is the policy of the registrant to skew its concentration twords OTC derivatives accross all asset classes. Ohter securities both vannonical and derivative in nature may be inculclatrd with a bespoke structured product in order to achive the desired level of alpha generation.

     Over the last financial year, the firm has continued to develop its suite of structured products. They are valued and filled at he companies head quarters ech year.

                          SECURITIES AUTHORISED

     ITEM 15: Face Amount Certificates

     As at thr date of the last financial year, the company had no Face Amount Certificates outstanding that were made in any public offering or private offering.

     ITEM 16: Securities Other than Face Amount Certificates

     As of the last financial year the company had no other outstanding secusrities or other evience of indebtedness isued in consideration of any loan, chose in action, extension or reneal thereof, made by a bank or other natural or legal person, whether publicly of privately arramged and not intended to be publicly offered and mature at a time greater than nine months from the date of issuance.

                          DESCRIPTION OF SECCURITIES

     ITEM 17: Description of Face Amount Certificates

     As at thr date of the last financial year, the company had no Face Amount Certificates outstanding that were made in any public offering or private offering.

     ITEM 18: Capital Shares

     Antonio Giovanucci Et Cie Ltd does not operate a dual purpose fund. As such, dual purpose shares such as capital shafres and income shares are not issued.

     ITEM 19: Other Securities

     Antonio Giovanucci Et Cie Ltd has no other securities that have been issued and are outstanding.

                 SECURITIES SOLD AND RELATED INFORMATION

     ITEM 20: Recent Sales of Unregistered Securities

     There are no sucurities issued and fully paid which were not registeed under the Securities Act 1933.

     ITEM 21: Statistical History of face Amount Certificates

     Durting the past three fiscal years, the company made no issuances or sales of Face Amount Certificates.

     ITEM 22: Distribution Spread and Yield

     There are no Face Amount Certificates of te instalment type that were issued and outstanding as at the submission of this registration statement nor as of the last Statement of Financial Position.

     ITEM 23: Teble of Payments, Surrender Values etc.

     There are no Face Amount Certificates of te instalment type that were issued and outstanding as at the submission of this registration statement nor as of the last Statement of Financial Position.

                             DISTRIBUTION OF SECURITIES

     ITEM 24: Georgraphical Distribution and State Deposits

     As at the subission of this registration statement, the firm has no securities sales that are curently being made; proposed to be made, or have been discontinued, in any state of the United States of America.

     ITEM 25: Restriction of Authority to Distribute Securities

     During the past three years, there has been no federal or state government officer, agency or regulatory body that has denied, revoked, suspended or otherwise restricted authority to distribute the securities of the company. This lack of an instance of presentment includes any denials which mere merely a procedural step prior to any determination by such officer, etc., and which denial was subsiquently recinded.

     ITEM 26: Method of Distribution and Underwriting Agreements

     As at he submission of this registration statement, the company had no underwriting agreements to offer the company's securities.

     ITEM 27: General Information Regarding Principal Underwriters

     As at the date of submission of mthis registration statement, there were no underwriters distributing securities of the company.

     ITEM 28: Compensation of Principal Underwriters

     As at the date of filing this registration statement, three were no direct fees, indirect fees, or any other form of remuneration paid to any underwriter for services provided to the company.

                   INVESTMENT ADVISER, DEPOSITARY AND OTHERS

     ITEM 29: Investment Advisers and Agreements Therewith

     The company currently has no investment advisory agreements in effect with any investment adviser. The company paid no fees or other form of compensation to any investment adviser.

     ITEM 30: Purchase and Servicing of Mortgage Loans

     There are no agrements currently in effect for the purchase, sale or servicing of mortgage loans for the company.The company paid no compansation to any brokers for the purchase, sale or servicing of any mortgage loans.

     ITEM 31: Depositaries

     As at the submission date of this registration ststement, there are no depositaries currently depositary services to the registrant.

     ITEM 32: Deposit Agreements

     There are no deposit agreements curently in effect, for services rendered to the comany for the issuance of securities.

     ITEM 33: Insurance of Holders of Face-Amount Certificates

     The comapny curently has no Face-Amount Certificates that are issued, fully paid, and outstanding. There are no insurance policies or any other form of indemnification that has been provided to any holders of Face-Amount Certificates.

            MANAGEMENT PERSONNELL, COMPENSATION AND SECURITY HOLDERS

     ITEM 34: Directors, Officers and Advisory Board Members

     Due to the sweeping changes that have occured as a result of technology and automation, the company has seen it prudent to outsource all activities that would require a buildout of management desks that are typical of the legacy model currently in operation at financial services firms. All functions that would require management(such as pre-execution ecosystems, at executuon ecosystems, post execution ecosystems, data, compliance, legal, acounting, audit and treasury etc) are provided by corporate entities that have deployed extremely powerful computer systems facilitating automation and operting via algorithms, artificial integence and machine learning. This leads to more effective renditions of best proctices in cutting edge finance as is mandated by law.

     The post of Chairman and Chief Derivative Strategist is attended by Mr. George Reid. Mr. Reid is a 28 year vetweran of the financial and securities industry that started his first hedge fund at the gae of 20. Mr. Reid has been maintaining a constant state research and development in order to mmaintain cuting edge practices in finance and securities markets.

     Over the past five years, Mr. Reid has been developning and assembling the network of leading FMIO's that are the largest and best in the world. These FMIO's deliver a level of capacity and efficiency that insurmountable.

     ITEM 35: Indemnification of Directors, Officers, Investment Advisers, and Principal Underwriters

     Due to the aforementioned model in ITEM 34, the company dies not provide any insurance or other form of indemnification against liability. However, the company has NDAs in effect with all FMIOs This is a requiremebt at the FMIO level as contracts are bespoke and contain tailor made access and pricing protclols for the delivery of financial and securities market functionality. Confidentiality requirements are typically codified under law.

     ITEM 36: Compensation of Directors and Officers

     The actual companstion figure paid is covered by NDAs. However, the comapny sets aside a total of 8 basis points of trading revenue per period for the payment of fees to the FMIOs providing services to the firm. Such fees must be allocated in this manner because the actual dollar vallue of fees are volumetrically sensitive. This includes fees that may be paid to Mr. George Reid as Chairman and Chief Derivative Strategist.

     ITEM 37: Compensation of Certain Employees

     During the last fiscal year, there was no form of remuneration for nay services provided to the firm by any of the following classes of persons:

     - Sales Managers, Branch Managers, District Managers and other persons supervising the sale of securities.

     - Salesmen, Sales Agents, Canvasers and other persons making solicitations but not in a supervisory capacity.

     - Economists, Statisticians, and Research Personnel

     - Administrative and Clerical Employees

     - Others

     Securities markets typicallly have elctronic platforms for issuance and trading of securities. The manual exercise above has been digitized by all platforms and fees paid to such platforms normally cover the securitiy being made availale to investors.

     ITEM 38: Compensation to Other Persons

     There was no compansation paid, directly or indirectlty, to any other person for any services in whatever capacity.

     ITEM 39:

     Securities Owned by Afiliated Persons

     As at 90 days prior to the date of filing of this registration statement, there are no securities of the registrant that are owned by affiliated personds of the company.

     ITEM 40: Options, Warants and Rights

     There are no options, warrants or rights of the company that are currently outstanding. Additionally. Additionaly, thers no options, warrants or rights that are to be granted to purchase securities of the company.

     ITEM 41: Interest of Affiliated Persons

     Within the last three years, there has been no actual or proposed transcation of the company, in which, a direct or indirect material interest is held by any afiliated person.

     ITEM 42: Pending Legal Proceedings

     There are no pending legal proceedings, to which hte company or any affiliates is a party, or of which any property of the company is subjet.

     ITEM 43: Financial Statements and Exhibits

     The following financial statement is filed with this registration statement:

     (a) Annual Report of Antonio Giovanucci Et Cie as filed at the headqauarters. Submitted in the USA under Rule 2.04 of SEC Regulation S-X, and 17 CFR 210.3-11.

     (b) EXIBIT 1: Copy of the instrument of organization

     (c) EXIBIT 2: Copy of existing bylaws



     Additional access to both public and non public communications between the Securities and Exchange Commission, and Antonio Giovanucci Et Cie may be made available on volition or on demand at the Microsoft
     OneDrive vault at the address agc_sec@outlook.com with the password being Viewstation2021%.



                                    SIGNATURE

     Persuant to the requirements of the Investmmet Company Act of 1940, the registrant, Antonio Giovanucci Et Cie Ltd, a corporation organized under the laws of the State of Colorado, has duly caused this registration statement signed on its behalf by the undersigned, thereunto duly authorised, and its seal to be hereunto affixed and attested, all in the city of London and State of United kingdom, on the 12th day of April in the year of 2021.

                                                   ANTOIO GIOVANUCCI ET CIE LLC
                                                             By: /S/George Reid
                                                         GEORGE REID (Chairman)

     Attest: YVETTE REID
     By: /S/ Yvette Reid (Secretary)